Exhibit 18

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Matters to Be Disclosed on the Internet upon Sending the Notice of Convocation of the 35th Ordinary General Meeting of Shareholders

No.1: Approval of Absorption-Type Merger Agreement between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd.

Notes to the Consolidated Financial Statements and Notes to Non-consolidated Financial Statements for the latest fiscal year of UNY Group Holdings Co., Ltd., which is supposed to be included in Proposal No. 1

UNY Group Holdings Co., Ltd.

Notes to Consolidated Financial Statements

Notes to Non-consolidated Financial Statements

(March 1, 2015, through February 29, 2016)

FamilyMart Co., Ltd.

The above matters are provided to our shareholders by posting them on our website (http://www.family.co.jp/) in accordance with the relevant laws and regulations, as well as Article 15 of the Articles of Incorporations of the Company.

Notes to Consolidated Financial Statements

I.	Notes on Significant Matters Forming the Basis of Preparing Consolidated Financial Statements

1.	Scope of consolidation

Of subsidiaries, the following 21 subsidiaries have been included in the scope of consolidation.

UNY CO., LTD., SAGAMI Co., Ltd., TOKYO MASUIWAYA Co., Ltd., U-LIFE CO., LTD., Circle K Sunkus Co., Ltd., Sunkus Nishi-Shikoku Co., Ltd., Circle K Shikoku Co., Ltd., Retail Staff Co., Ltd., ZERO NETWORKS Co., Ltd., toki-meki.com inc., MOLIE Co., Ltd., PALEMO CO., LTD., UNY (HK) CO., LIMITED, UCS CO., LTD., Sun Sougou Maintenance Co., Ltd., SUN REFORM Co., Ltd., 99 ICHIBA Co., Ltd., NAGAI Co., Ltd., UNICOM Inc., UNY (Cayman Islands) Holding Co., Ltd., and UNY (SHANGHAI) TRADING Co., Ltd.

Circle K Shikoku Co., Ltd. and toki-meki. com inc. have been included in the scope of consolidation from the current fiscal year under review due to their increased significance.

MY SUPPORT Co., Ltd. and 7 other subsidiaries have been excluded from the scope of consolidation as these unconsolidated subsidiaries are small in scale and their total assets, net sales, net income or loss corresponding to equity interest and retained earnings corresponding to equity interest do not have a significant impact on the consolidated financial statements.

2.	Application of equity method

Of the 8 unconsolidated subsidiaries and 8 affiliates, investments in Kanemi Co., Ltd., an affiliate, are accounted for by the equity method.

MY SUPPORT Co., Ltd. and 7 other unconsolidated subsidiaries and 7 affiliates have not been accounted for by the equity method. These 15 companies’ respective total amounts of net income or loss corresponding to equity interest and retained earnings corresponding to equity interest are small and do not have a significant impact on the consolidated financial statements.

3.	Fiscal years of consolidated subsidiaries

Of the consolidated subsidiaries, the balance-sheet date of UNY CO., LTD., SAGAMI Co., Ltd., TOKYO MASUIWAYA Co., Ltd., U-LIFE CO., LTD., MOLIE Co., Ltd., PALEMO CO., LTD., Sun Sougou Maintenance Co., Ltd., SUN REFORM Co., Ltd. and UNICOM Inc. is February 20. The balance-sheet date of UNY (HK) CO., LIMITED is November 30. The balance-sheet date of UNY (Cayman Islands) Holding Co., Ltd. and UNY (SHANGHAI) TRADING Co., Ltd. is December 31. The balance-sheet date of NAGAI Co., Ltd. is March 31, and the company closes accounts provisionally as of December 31 for the preparation of consolidated financial statements. In preparing consolidated financial statements, the Company uses financial statements of each subsidiary as of the balance-sheet date or the provisional balance-sheet date. As to such 13 subsidiaries, adjustments necessary for consolidation have been made for transactions between the consolidated companies conducted during the period from their respective balance-sheet dates to the consolidated balance-sheet date.

4.	Accounting standards

(1)	Standards and methods of valuation of significant assets

(i)	Securities

Available-for-sale securities

Securities with market quotations

Stated at fair value based on the market price, etc. at the balance-sheet date (Unrealized gains or losses are directly charged to net assets and the cost of sales is calculated by the moving average method.)

Securities without available market quotations

Stated at cost by the moving average method

(ii)	Derivatives

Stated at fair value

(iii)	Merchandise inventories

Stated at cost (The book value is written down based on the decline in profitability.)

(a) Kimono, etc.:	Specific identification method

(b) Major fresh foods:	Last purchase price method

(c) Other merchandise:	Retail method except for certain items

(d) Supplies:	Last purchase price method

(2)	Depreciation method for significant depreciable assets

(i)	Property and equipment (except for leased assets)

Domestic consolidated companies adopt the declining balance method.

However, the straight-line method is adopted for the buildings, excluding facilities attached to buildings, acquired on or after April 1, 1998.

Property and equipment of which the acquisition cost of ¥100,000 or more but less than ¥200,000 each are depreciated over 3 years on a straight-line basis.

Overseas consolidated subsidiaries adopt the straight-line method.

(ii)	Intangible assets (except for leased assets)

Straight-line method

Software for internal use is amortized by the straight-line method based on its expected useful life to the Company (5 years).

(iii)	Leased assets

Leased assets relating to finance lease transactions other than those where the transfer of ownership of the leased assets is deemed to be transferred to the lessee are depreciated by the straight-line method over the lease term as the useful life with the assumption of no residual value.

For finance lease transactions other than those where the ownership of the leased assets is deemed to be transferred to the lessee, those of which the commencement date of the lease transactions is prior to the beginning of the initial year in which the revised Accounting Standards for Lease Transactions were applied, the accounting treatment similar to that used for ordinary operating lease transactions is continuously applied.

(3)	Accounting for significant allowance

(i)	Allowance for doubtful accounts

To prepare for credit losses from doubtful accounts, the allowance is provided for at the estimated uncollectible amount based on the historical loss experience for a certain past period as a general reserve for normal receivables and on the individual financial assessment of collectability for doubtful or troubled receivables.

(ii)	Accrued directors’ and audit & supervisory board members’ bonuses

To prepare for the future payment of bonuses, accrued bonuses are provided at the estimated amount to be incurred.

(iii)	Accrued employees’ bonuses

To prepare for the future payment of bonuses, accrued bonuses are principally provided at the estimated amount to be incurred for the fiscal year.

(iv)	Allowance for sales promotion

To prepare for future costs generating from the use of points granted to customers in proportion to purchase amounts, one consolidated subsidiary provides an allowance based on the estimates to be incurred from the future use of points, taking into account the past experience with respect to the points granted at the time of sales, etc.

(v)	Allowance for loss on interest repayments

To prepare for the repayments of interests that arise from interest repayment claims in the future, one consolidated subsidiary provides an allowance based on an anticipated necessary amount taking into account the historical repayment of claims seeking a refund of interest.

(vi)	Allowance for store system renewals

To prepare for the planned disposal of the current store systems to be replaced from the following fiscal year according to the decision making of the implementation of a new store system, one consolidated subsidiary provides for allowance at, an estimated amount to be accrued at the end of the fiscal year under review.

(vii)	Provision for business structure reform

To prepare for future losses due to the implementation of business structure reform, two of the consolidated subsidiaries provided for a provision at an estimated amount to be incurred in the future including store facility-related expenses, penalty associated with store closing and loss on disposal of merchandise.

(4)	Other significant matters for preparing consolidated financial statements

(i)	Accounting methods for employee retirement benefits

For employee retirement benefit liability and asset, to prepare for the retirement benefits for employees, the estimated amount to be accrued at the end of the fiscal year based on the amount of retirement benefit obligations, net of the amount of pension plan assets, is recorded. For calculating retirement benefit obligations, the method of attributing the estimated retirement benefits to the period up to the fiscal year under review is based on a benefit formula basis.

Actuarial differences are amortized on a straight-line basis over 5 to 10 years, a period within the remaining service years of employees, from the fiscal year following the year in which they arise.

Past service costs are amortized on a straight-line basis over 5 to 10 years, a period within the remaining service years of employees, from the year in which they arise.

As to one of the consolidated subsidiaries, differences arising from changes in accounting standards are amortized over 15 years on a straight-line basis.

Unrecognized actuarial differences and unrecognized past service costs are recorded as retirement benefit adjustment under accumulated other comprehensive income in net assets, after adjusting tax effects.

(ii)	Significant hedge accounting

a.	Hedge accounting method

In principle, hedging transactions are accounted for under a deferral method. The designated hedge accounting treatment is applied for foreign exchange forward contracts and currency swaps that are qualified for such treatment. The special accounting treatment is applied for interest rate swaps that are qualified for such treatment.

b.	Hedging instruments and hedged items

i.	Hedging instruments: Foreign exchange forward contracts, etc.

Hedged items: Trade accounts payable denominated in foreign currencies arising from imports of merchandise.

ii.	Hedging instruments: Interest rate swaps and currency swaps

Hedged items: Loans payable

c.	Hedging policy

The Company uses foreign exchange forward contracts and currency swaps for the purpose of avoiding losses from future fluctuations in exchange rates.

The Company uses interest rate swaps for the purpose of avoiding losses from future fluctuations in interest rates.

d.	Method for assessing the hedge effectiveness

As to foreign exchange forward contracts and currency swaps to which the designated hedge accounting treatment is applied and interest rate swaps to which the special accounting treatment is applied, the assessment of hedge effectiveness is omitted.

(iii)	Method and period for amortization of goodwill

Goodwill is amortized on a straight-line basis over a period of 5 to 20 years, except for that charged for the year incurred, whose amount is immaterial.

(iv)	Accounting for consumption taxes

Consumption taxes are accounted for using the tax exclusion method.

II.	Notes on Changes in Accounting Policies

(Application of accounting standards for retirement benefits)

Effective from the current fiscal year under review, the “Accounting Standard for Retirement Benefits” (Accounting Standards Boards of Japan (“ASBJ”) Statement No. 26, May 17, 2012; hereinafter referred to as the “Retirement Benefits Accounting Standard”) and the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, March 26, 2015; hereinafter referred to as the “Retirement Benefits Guidance”) have been applied with regard to the provisions set forth in the main clause of Paragraph 35 of the Retirement Benefits Accounting Standard and the main clause of Paragraph 67 of the Retirement Benefits Guidance. Accordingly, the calculation methods for retirement benefit obligations and service costs have been revised, and the method attributing expected benefits to periods has been changed from the straight-line basis to the benefit formula basis. Along with this, the method of determining the discount rate of estimated retirement benefits has been changed from the method using a duration of years approximate to the average remaining service years of employees to the method using a single weighted average discount rate that reflects the estimated timing and the amount of retirement benefit payments for each estimated payment period.

The Retirement Benefits Accounting Standard was applied in accordance with the transitional treatment set forth in Paragraph 37 of the Retirement Benefits Accounting Standard and the effect of this change to the calculation methods for retirement benefit obligations and service costs has been recognized as adjustments of retained earnings at the beginning of the fiscal year under review.

As a result, employee retirement benefit asset decreased by ¥6,287 million, employee retirement benefit liability decreased by ¥1 million, and retained earnings decreased by ¥3,858 million at the beginning of the fiscal year under review. The impact of this change on income or loss is minimal.

III.	Notes to Consolidated Balance Sheet

1.	Assets pledged as collateral and corresponding liabilities

(Assets pledged as collateral)

	Cash and deposits	¥4 million
	Buildings and structures	2,879 million
	Land	4,462 million
	Total	¥7,346 million

(Corresponding liabilities)

	Long-term loans payable, including current portion	¥310 million
	Guarantee deposits from tenants	1,616 million
	Total	¥1,926 million

2.	Accumulated depreciation of property and equipment	¥416,777 million

3.	Contingent liabilities

The UNY Group is contingently liable for guarantees of borrowings from financial institutions of following:

	Franchise convenience stores	¥3,744 million

4.	Revaluation of land

Pursuant to the “Act on Revaluation of Land” (Act No. 34 of March 31, 1998) and the “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19 of March 31, 2001), one of the consolidated domestic subsidiaries elected one-time revaluation to restate the cost of its land used for business purpose. The amount of valuation difference, net of deferred tax liabilities, is recorded as land revaluation decrement in net assets.

Method of revaluation:	The amount was calculated by using the appraisal value as prescribed by Article 2, Item 4 of the Order for Enforcement of Act on Revaluation of Land (Cabinet Order No. 119 of March 31, 1998), or by using the assessed value of municipal property tax bases as prescribed by Article 2, Item 3 of said Order for lands with no appraisal value, reflecting appropriate adjustments for land shape.

Date of revaluation:	February 20, 2002

IV.	Notes to Consolidated Statement of Operations

Impairment loss on fixed assets

Impairment loss of ¥18,324 million on the following assets has been recorded during the fiscal year under review.

Buildings and structures	¥10,756 million
Leased assets	2,849 million
Land	514 million
Other	4,203 million

Total	¥18,324 million

If the recoverable amount of the relevant asset equals to its net selling price, it is measured mainly at the real estate appraisal amount. If the recoverable amount of the relevant asset equals to value in use, it is calculated by discounting future cash flows at rates ranging from 2.6% to 6.0%.

V.	Notes to Consolidated Statement of Changes in Net Assets

1.	Matters concerning shares issued

Common stock	234,100,821 shares

2.	Matters concerning dividends

(1)	Dividend payments

Resolution	Class of shares	Total amount of dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Annual General Meeting of Shareholders on May 21, 2015	Common stock	2,303	10.00	February 28, 2015	May 22, 2015
Board of Directors’ Meeting on October 2, 2015	Common stock	2,303	10.00	August 31, 2015	November 2, 2015
Total		4,606

(2)	Of the dividends with the record date falling in the fiscal year under review, those with the effective date falling in the following fiscal year

As a proposal at the Annual General Meeting of Shareholders to be held on May 26, 2016, matters concerning dividends of common stock will be submitted as follows:

(i) Total amount of dividend	¥2,303 million
(ii) Dividend per share	¥10.00
(iii) Record date	February 29, 2016
(iv) Effective date	May 27, 2016

The source of dividends is to be from retained earnings.

VI.	Notes on Financial Instruments

1.	Conditions of financial instruments

(1)	Policy for financial instruments

The UNY Group has a policy of raising funds primarily through borrowings, commercial paper, bonds, and securitized receivables from banks and other financial institutions and invests temporary cash surplus in highly secure financial assets. Derivative transactions are used for the purpose of hedging against the risk of future fluctuations in trade accounts payable denominated in foreign currencies and fluctuations in interest rates on borrowings. The UNY Group makes it its principle not to enter into derivative transactions for speculative purposes.

(2)	Contents and risk of financial instruments and risk management systems

The UNY Group is exposed to credit risk of customers principally with respect to receivables, such as trade notes and accounts receivable and short-term loans receivable. In order to reduce the credit risk associated with these receivables, the UNY Group assesses prospective debtors’ creditworthiness and performs credit management based on internal credit management rules of the respective UNY Group companies.

Investment securities are mainly composed of securities of certain entities with which the UNY Group conducts business, and exposed to the risk of market price fluctuation. However, the UNY Group regularly monitors the fair value of the instruments and the financial status of the issuers in order to mitigate the risk.

Guarantee deposits from tenants are mainly associated with store lease agreements and exposed to the credit risk of lessors. However, the UNY Group mitigates the risk by managing payment dates and deposit balances of each lessor, as well as conducting risk management.

Payables such as trade notes and accounts payable are generally settled within a short period of time. A portion of the trade accounts payable includes the payment for imported merchandise denominated in foreign currencies and exposed to the risk of foreign exchange fluctuations. The UNY Group mitigates the risk by entering into foreign exchange forward contracts for a portion of the settlement.

Borrowings and bonds are used mainly to finance operating transactions and capital investment. Borrowings and bonds with variable interest rates are exposed to the risks associated with the fluctuation in the interest rates. In connection with some of these borrowings, the UNY Group mitigates the risk by entering into interest rate swap contracts or currency swap contracts with the objective of avoiding the risk of interest rate fluctuations and fixing the amount of interest expenses. As to risks related to the financial services business, the UNY Group manages its liquidity risk by employing a number of procurement methods, securing commitment lines from multiple financial institutions and maintaining a balance of short-term and long-term financing that is adjusted to reflect the market environment.

Guarantee deposits from tenants are related mainly to store lease agreements and are paid back in installments or in lump sum for the store lease agreement period.

Hedging instruments, hedged items, hedging policy and a method for assessing the hedge effectiveness concerning hedge accounting and other matters are stated in the “Significant hedge accounting” of “Notes on Significant Matters Forming the Basis of Preparing Consolidated Financial Statements.”

2.	Fair values, etc. of financial instruments

The carrying values and fair values included in the consolidated balance sheet as of February 29, 2016 and their differences are set forth in the table below. Those for which the fair value was extremely difficult to determine are not included therein.

					(Millions of yen)
	Carrying value		Fair value		Differences
(1) Cash and deposits	85,447		85,447		—
(2) Trade notes and accounts receivable	111,091
Less allowance for doubtful accounts	(623)
Less deferred installment income	(85)

	110,383		110,387		4

(3) Short-term loans receivable	11,325
Less allowance for doubtful accounts	(34)

	11,291		11,300		9

(4) Investment securities
Listed affiliate’s stocks	7,492		8,741		1,249
Available-for-sale securities	12,189		12,189		—
(5) Lease deposits, including current portion	56,512
Less allowance for doubtful accounts	(115)

	56,397		57,137		739

Total assets	283,201		285,204		2,003

(1) Trade notes and accounts payable	107,759		107,759		—
(2) Short-term borrowings	2,190		2,190		—
(3) Commercial paper	125,000		125,000		—
(4) Bonds, including current portion	115		115		0
(5) Loans payable, including current portion	213,996		217,382		3,385
(6) Guarantee deposits from tenants, including current portion	8,440		8,515		75

Total liabilities	457,501		460,963		3,461

Derivative transactions* (1) Derivatives, hedge accounting not applied (2) Derivatives, hedge accounting applied	(1 (288	) )	(1 (288	) )	— —

Total derivative transactions	(290)		(290)		—

*	Net receivables and payables, which are derived from derivative transactions, are presented in net amounts, and items for which the total becomes a net payable are indicated in parentheses.

(Notes)

1.	The calculation methods for fair value of financial instruments, securities and derivative transactions

Assets:

(1)	Cash and deposits

The fair value is deemed to approximate the carrying value and since such instruments are settled in a short period of time.

(2)	Trade notes and accounts receivable

The fair value of trade notes and accounts receivable with short-term settlements and specific doubtful receivables with default possibility is determined by deducting the relevant estimated credit loss from the carrying value on the consolidated balance sheet, which is deemed to approximate the fair value. The fair value of normal receivables relating to the financial services business, whose maturity is longer than one year from the balance-sheet date, is calculated by discounting the sum of the principal and interest using the interest rates that would apply to similar new contracts as of the balance-sheet date.

(3)	Short-term loans receivable

The fair value of loans receivable with short-term settlements and specific doubtful receivables with default possibility is determined by deducting the relevant estimated credit loss from the carrying value on the consolidated balance sheet, which is deemed to approximate the fair value. The fair value of normal receivables relating to the financial services business, whose maturity is longer than one year from the balance-sheet date, is calculated by discounting the sum of the principal and interest using the interest rates that would apply to similar new contracts as of the balance-sheet date.

(4)	Investment securities

The fair value of stocks and bonds is based on prices listed on stock exchanges or prices presented by financial institutions.

(5)	Lease deposits, including current portion

The fair value of lease deposits is the present value calculated by discounting the future collectable cash flow using an appropriate rate, such as the yield of national government bonds according to the residual period.

Liabilities:

(1)	Trade notes and accounts payable, (2) Short-term borrowings and (3) Commercial paper

The fair value is deemed to approximate the carrying value and since such instruments are settled in a short period of time.

(4)	Bonds, including current portion

The fair value of bonds that have market prices is based on these prices. The fair value of bonds that do not have market prices is based on the present value that is calculated by discounting the sum of the principal and interest over the remaining period by the interest rate that reflects the credit risk.

(5)	Loans payable, including current portion

The fair value of loans payable is calculated by discounting the sum of the principal and interest by the rate that would be expected to be used if new loans were made under similar conditions. The fair value of loans payable with a variable interest rate subject to special accounting treatment for interest rate swaps is calculated by discounting the sum of the principal and interest together with the corresponding interest rate swap contract by a reasonably estimated rate that would apply to the similar loans.

(6)	Guarantee deposits from tenants, including current portion

The fair value of guarantee deposits is calculated by discounting the sum of the principal and interest using an appropriate rate, such as the yield of national government bonds.

Derivative transactions:

(1)	The fair value of foreign exchange forward contracts to which the designated hedge accounting treatment is applied, is included in the fair value of trade accounts payable and loans payable because such foreign exchange forward contracts are accounted for together with the hedged trade accounts payable and loans (please refer to Liabilities, (1) Trade notes and accounts payable and (5) Loans payable).

(2)	The fair value of a derivative transaction subject to the special accounting treatment for interest rate swaps is included in the fair value of loans payable because the derivative transaction is accounted for together with the hedged loans (please refer to Liabilities, (5) Loans payable).

2.	The stocks of unconsolidated subsidiaries, a portion of stocks of affiliates (the carrying value on the consolidated balance sheet is ¥421 million), and unlisted stocks (the carrying value included in available-for-sale securities on the consolidated balance sheet is ¥625 million) are not included in Assets, (4) Investment securities in the table above because the fair values are extremely difficult to determine as they have no quoted market prices.

A portion of lease deposits (the carrying value on the consolidated balance sheet is ¥35,281 million) and a portion of guarantee deposits from tenants (the carrying value on the consolidated balance sheet is ¥41,214 million) are not included in Assets, (5) Lease deposits and Liabilities, (6) Guarantee deposits from tenants, respectively, because the fair values are extremely difficult to determine as they have no quoted market prices and the future cash flows cannot be estimated.

VII.	Notes on Rental Property

1.	Conditions of rental property

Some of the Company’s consolidated subsidiaries own commercial facilities and rental property, including land, for leases in Aichi Prefecture and other areas.

2.	Fair value of rental property

Carrying value	Fair value at the balance-sheet date

¥46,538 million	¥ 45,099 million

(Notes)

1.	The carrying value represents the acquisition cost less accumulated depreciation and impairment loss.
2.	The fair value at the end of the fiscal year under review is measured at the amount calculated by the Company principally based on the Real Estate Appraisal Standards (including those adjusted using indices and other reconciliations).

VIII.	Notes on Per Share Information

Net assets per share	¥1,206.51
Net loss per share	¥12.49

IX.	Notes on Significant Subsequent Events

Not applicable.

X.	Other Notes

1.	Notes to business combinations and divestitures

(Additional information)

Effective October 15, 2015, the Company and FamilyMart Co., Ltd. (“FamilyMart”; together with the Company the “Companies”) entered into a basic agreement concerning management integration of the Companies (“Management Integration”) based on the spirit of equality, and had since then held discussions concerning said matter. The Management Integration will take the form of an absorption-type merger (“Absorption-Type Merger”) whereby FamilyMart is the surviving company of the Absorption-Type Merger and the Company is a company absorbed to FamilyMart (following the Absorption-Type Merger, “Integrated Company”). Subject to the effectuation of the Absorption-Type Merger, the Integrated Company’s convenience stores (“CVS”) business will be transferred to Circle K Sunkus Co., Ltd. (“CKS”) by way of an absorption-type demerger (“Absorption-Type Demerger”) whereby the Integrated Company is the splitting company and CKS, a wholly-owned subsidiary of the Company, is the succeeding company. At the respective meetings of the Board of Directors of the Companies held on February 3, 2016, the execution of an absorption-type merger agreement between the Companies and the execution of an absorption-type demerger agreement between FamilyMart and CKS were approved and entered into as of the same date.

The Management Integration is subject to approval of the general meeting of shareholders of the Companies.

1.	Overview of the business combination, etc.

(1)	Names and businesses of the merging and divesting company and the succeeding company

(i)	FamilyMart

Franchise business, store operation, etc. of CVS, “FamilyMart”

(ii)	CKS

Franchise business, store operation, etc. of CVS, “Circle K” and “Sunkus”

(2)	Major reason for the business combination, etc.

By integrating management resources of the Companies and establishing a new retail group through the Management Integration, we aim to be a company that can survive competitions in the Japanese and overseas retail market environment that has experienced rapid changes in the recent years, and to contribute to customers, franchisees, business partners, shareholders and employees.

(3)	Date of the business combination (acquisition of stock) and date of the business divestiture

September 1, 2016 (scheduled)

(4)	Legal form of the business combination, etc.

The Absorption-Type Merger takes the form of an absorption-type merger whereby FamilyMart is the surviving company. The Absorption-Type Demerger takes the form of an absorption-type demerger whereby CKS is the succeeding company.

However, the legal form may be changed in the future subject to consultation and agreement between the Companies, if required in the process of the Absorption-Type Merger and Absorption-Type Demerger or due to other reasons.

(5)	Name of the company after the business combination

FamilyMart, the surviving company, will change its company name to “FamilyMart UNY Holdings Co., Ltd.” as of the effective date of the Absorption-Type Merger (scheduled on September 1, 2016). Further, CKS, the succeeding company, will change its company name to “FamilyMart Co., Ltd.” as of the effective date of the Absorption-Type Demerger (scheduled on September 1, 2016).

2.	Merger ratio by class of stock, calculation method and the number of shares to be issued for the Absorption-Type Merger

(1)	Merger ratio by class of stock (planned)

0.138 shares of common stock of FamilyMart for one share of the Company’s common stock

(2)	Calculation method of the merger ratio

The Company designated Nomura Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., and FamilyMart designated Citigroup Global Markets Japan Inc. and KPMG FAS, Co., Ltd. as third-party financial advisors for the calculation of the merger ratio. The merger ratio was agreed upon and decided after comprehensive consideration based on factors including the analysis conducted by the respective third-party financial advisors, each company’s financial condition, share price and future outlook, and upon prudent and thorough discussions between the Companies which lead to a decision that the merger ratio was appropriate.

(3)	The number of shares to be issued

Common stock: 31,754,417 shares (including 2,761,063 shares of treasury stock owned by FamilyMart)

3.	Content of the Absorption-Type Demerger

(1)	Consideration for the Absorption-Type Demerger

CKS will issue 100 shares of common stock, all of which will be delivered to the Integrated Company.

2.	The amounts are rounded down to the nearest million yen.

Notes to Non-consolidated Financial Statements

I.	Notes on Matters Concerning Significant Accounting Policies

1.	Standards and method of valuation of assets

(1)	Securities

(i)	Stocks of subsidiaries and affiliates

Stated at cost by the moving average method

(ii)	Available-for-sale securities

Securities with market quotations

Stated at fair value based on the market price, etc. as of the end of the fiscal year (unrealized gains or losses are directly charged to net assets and the cost of sales is calculated by the moving average method.)

Securities without available market quotations

Stated at cost by the moving average method

(2)	Inventories

Stated at cost (The book value is written down based on the decline in profitability.)

Supplies: Last purchase price method

2.	Depreciation method for non-current assets

(1)	Property and equipment

Declining balance method

Property and equipment of which the acquisition cost of ¥100,000 or more but less than ¥200,000 each are depreciated over 3 years on a straight-line basis.

(2)	Intangible assets

Straight-line method

Software for internal use is amortized by the straight-line method based on its expected useful life to the Company (5 years).

3.	Accounting for allowance

(1)	Allowance for doubtful accounts

To prepare for credit losses from doubtful accounts, the allowance is provided for at the estimated uncollectible amount based on the historical loss experience for a certain past period as a general reserve for normal receivables and on the individual financial assessment of collectability for doubtful or troubled receivables.

(2)	Accrued directors’ and audit & supervisory board members’ bonuses

To prepare for the future payment of bonuses, accrued bonuses are provided at the estimated amount to be incurred.

(3)	Accrued employees’ bonuses

To prepare for the future payment of bonuses, accrued bonuses are provided at the estimated amount to be incurred for the year.

(4)	Provision for business structure reform

To prepare for future losses associated with reorganizing businesses of the UNY Group, an estimated amount to be incurred in the future including additional financial support to the group companies is recorded as provision.

(5)	Provision for employee retirement benefits

To prepare for the retirement benefits for employees, an amount based on the retirement benefit obligations and pension plan assets as of the end of the fiscal year under review is recorded. For calculating retirement benefit obligations, the method of attributing the estimated retirement benefits to the period up to the fiscal year under review is based on a benefit formula basis.

Past service costs are amortized on a straight-line basis over 10 years, a period within the remaining service years of employees, from the year in which they arise.

Actuarial differences are amortized on a straight-line basis over 10 years, a period within the remaining service years of employees, from the fiscal year following the year in which they arise.

However, provision for employee retirement benefits is not recorded because prepaid pension cost (¥71 million) was accrued at the end of the fiscal year under review.

Prepaid pension cost was recorded and included in “Other” of Investments and other assets of fixed assets.

4.	Other significant matters for preparing non-consolidated financial statements

(1)	Hedge accounting method

(i)	Hedge accounting method

In principle, hedging transactions are accounted for under a deferral method. The designated hedge accounting treatment is applied for currency swaps that are qualified for such treatment. The special accounting treatment is applied for interest rate swaps that are qualified for such treatment.

(ii)	Hedge instruments and hedged items

Hedge instruments: Interest rate swaps and currency swaps

Hedged items: Loans payable

(iii)	Hedging policy

The Company uses currency swaps for the purpose of avoiding losses by future fluctuations in exchange rates.

The Company uses interest rate swaps for the purpose of avoiding losses by future fluctuations in interest rates.

(iv)	Method for assessing the hedge effectiveness

As to currency swaps to which the designated hedge accounting treatment is applied and interest rate swaps to which the special accounting treatment is applied, the assessment of hedge effectiveness is omitted.

(2)	Accounting for employee retirement benefits

The accounting method for unrecognized actuarial differences for employee retirement benefits differs from that used for consolidated financial statements.

(3)	Accounting for consumption taxes

Consumption taxes are accounted for using the tax exclusion method.

II.	Notes on Changes in Accounting Policies

(Application of accounting standards for retirement benefits)

Effective from the current fiscal year under review, the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012; hereinafter referred to as the “Retirement Benefits Accounting Standard”) and the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, March 26, 2015) have been applied. Accordingly, the calculation methods for retirement benefit obligations and service costs have been revised and the method attributing expected benefits to periods has been changed from the straight-line basis to the benefit formula basis. Along with this, the method of determining the discount rate of estimated retirement benefits has been changed from the method using a duration of years approximate to the average remaining service years of employees to the method using a single weighted average discount rate that reflects the estimated timing and the amount of retirement benefit payments for each estimated payment period.

The Retirement Benefits Accounting Standard was applied in accordance with the transitional treatment set forth in Paragraph 37 of the Retirement Benefits Accounting Standard and the effect of this change to the calculation methods for retirement benefit obligations and service costs has been recognized as adjustments of retained earnings brought forward at the beginning of the fiscal year under review.

As a result, prepaid pension cost decreased by ¥35 million and retained earnings brought forward decreased by ¥22 million at the beginning of the fiscal year under review. The impact of this change on income or loss is minimal.

III.	Notes to Non-consolidated Balance Sheet

1. Accumulated depreciation of property and equipment	¥0 million

2.	Contingent liabilities

The Company is contingently liable for guarantees of borrowings from financial institutions and obligations to franchise stores relating to credit cards, and electronically recorded obligations.

UCS CO., LTD.	(US$	64 million	)
¥7,271 million
PALEMO CO., LTD.		691 million
U-LIFE CO., LTD.		312 million

Total		¥8,275 million

3.	Balances of receivables from and payables to subsidiaries and affiliates

Short-term monetary receivable	¥95,705 million
Long-term monetary receivable	¥223,290 million
Short-term monetary payable	¥62,639 million

IV.	Notes to Non-consolidated Statement of Operations

Transactions with subsidiaries and affiliates

a. Operating transactions:

Operating revenues	¥2,817 million
Operating expenses	¥43 million

b. Non-operating transactions with subsidiaries and affiliates	¥3,509 million

V.	Notes to Non-consolidated Statement of Changes in Net Assets

Class and number of treasury stock as of the end of the fiscal year under review

Common stock	3,767,479 shares

VI.	Notes on Tax Effect Accounting

Significant components of deferred tax assets and liabilities

(1)	Current portion

Deferred tax assets:
Accrued employees’ bonuses	¥10 million
Provision for business structure reform	293 million
Nondeductible other accounts payable	2 million
Other	21 million

Subtotal deferred tax assets	327 million
Valuation allowance	(293) million

Net of deferred tax assets	¥34 million

(2)	Noncurrent portion

Deferred tax assets:
Stocks of subsidiaries and affiliates associated with reorganization	¥11,370 million
Other	4,508 million

Subtotal deferred tax assets	15,878 million
Valuation allowance	(3,484) million

Total deferred tax assets	¥12,394 million

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(1,886) million
Other	(37) million

Total deferred tax liabilities	(1,923) million

Net of deferred tax liabilities	¥10,470 million

VII.	Notes on Related Party Transactions

Subsidiaries and affiliates

Attribute	Name of company	Voting rights held by the Company (%)	Relation with the Company	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
Subsidiary	UNY CO., LTD.	(Direct) 100%	Concurrent holding of an officer’s position Lending and borrowing of funds	Lending of funds based on CMS (Note 1)	—	Short-term loans receivable	45,223
				Lending of funds Receipt of interests (Note 4)	5,000 1,590	Long-term loans receivable	206,000
				Receipt of consulting fee (Note 2)	302	Other accounts receivable	35
				Settlement of tax liabilities	1,511	—	—

Subsidiary	Circle K Sunkus Co., Ltd.	(Direct) 100%	Concurrent holding of an officer’s position Lending and borrowing of funds	Borrowing of funds based on CMS (Note 1) Receipt of consulting fee (Note 2)	—	Short-term loans payable	59,022
					387	Accounts receivable -other	34

Subsidiary	UCS CO., LTD.	(Direct) 81.35%	Concurrent holding of an officer’s position Lending and borrowing of funds Debt guarantee	Lending of funds based on CMS (Note 1)	—	Short-term loans receivable	43,658
				Debt guarantee Receipt of guarantee fee (Note 3)	(US$64 million) 7,271 15	—	—

Conditions of transactions and policy on determining conditions of transactions

(Notes)

1.	Lending and borrowing of funds based on CMS (Cash Management System) have been implemented to enhance efficiency in funding by centrally managing the UNY Group’s inter-company surplus funds, and conditions of transactions are determined in consideration of market interest rates, etc. Transaction amounts are not stated as lending and borrowing of funds are conducted among companies within the UNY Group on an as-needed basis.

2.	Consulting fee is determined based on comprehensive consideration of the publicly announced budget of each company.

3.	The Company provides guarantees for obligations to franchise stores relating to the MasterCard brand credit cards and receives the guarantee fee of 0.2% per annum.

4.	Interest rates for lending of funds are reasonably determined in consideration of market interest rates. The Company does not receive any collateral.

VIII.	Notes on Per Share Information

Net assets per share	¥873.56
Net loss per share	¥16.35

IX.	Notes on Significant Subsequent Events

Not applicable.

X.	Other Notes

1.	Notes to business combinations and divestitures

(Additional information)

See “X. Other Notes (Notes to business combinations and business divestitures)” in Notes to Consolidated Financial Statements.

2.	The amounts are rounded down to the nearest million yen.